SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Alpine Immune Sciences, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

02083G100

(CUSIP Number)

Dr. Mitchell H. Gold

600 Stewart Street, Suite 1503

Seattle, Washington 98101

Telephone: (206) 441-5064

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02083G100	SCHEDULE 13D	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON Alpine Immunosciences, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,075,421 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,075,421 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,075,421 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%
14	TYPE OF REPORTING PERSON PN

(1)	Includes warrants to purchase 74,441 shares of common stock issued pursuant to the Purchase Agreement (defined in Item 3).

CUSIP No. 02083G100	SCHEDULE 13D	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON Alpine BioVentures, GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,075,421 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,075,421 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,075,421 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%
14	TYPE OF REPORTING PERSON OO, HC

(1)	Includes warrants to purchase 74,441 shares of common stock issued pursuant to the Purchase Agreement (defined in Item 3).

CUSIP No. 02083G100	SCHEDULE 13D	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON Mitchell H. Gold
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,137,187 (1)
	8	SHARED VOTING POWER 3,075,421 (2)
	9	SOLE DISPOSITIVE POWER 1,137,187 (1)
	10	SHARED DISPOSITIVE POWER 3,075,421 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,212,608 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1%
14	TYPE OF REPORTING PERSON IN, HC

(1)

Includes 816,025 shares of common stock issuable pursuant to vesting of restricted stock units within 60 days of December 22, 2020 and stock options vested and exercisable within 60 days of December 22, 2020, in each case subject to the Reporting Person’s continued service.

(2)	Includes warrants to purchase 74,441 shares of common stock issued pursuant to the Purchase Agreement (defined in Item 3).

CUSIP No. 02083G100	SCHEDULE 13D	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON Jay Venkatesan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 327,396 (1)
	8	SHARED VOTING POWER 3,112,687 (2)
	9	SOLE DISPOSITIVE POWER 327,396 (1)
	10	SHARED DISPOSITIVE POWER 3,112,687 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,440,083 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3%
14	TYPE OF REPORTING PERSON IN, HC

(1)	Includes 124,633 shares of common stock issuable pursuant to stock options vested and exercisable within 60 days of December 22, 2020 subject to the Reporting Person’s continued service.
(2)	Includes warrants to purchase 74,441 shares of common stock issued pursuant to the Purchase Agreement (defined in Item 3).

CUSIP No. 02083G100	SCHEDULE 13D	Page 6 of 14 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D supplements and amends the initial statement on Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on August 3, 2017, as amended by Amendment No. 1 thereto filed with the SEC on January 23, 2019 and Amendment No. 2 filed with the SEC on August 3, 2020 (as so amended, the “Schedule 13D”). This Statement relates to the common stock, $0.001 par value per share (the “Shares”), of Alpine Immune Sciences, Inc., a Delaware corporation (the “Issuer” or the “Company”), whose principal executive offices are located at 188 East Blaine Street, Suite 200, Seattle, Washington 98102.

Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Capitalized terms defined in the Schedule 13D are used herein with their defined meanings.

Item 2.	IDENTITY AND BACKGROUND

(a-c, f)	This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	Alpine Immunosciences, L.P. (“Alpine Immunosciences”);

2.	Alpine BioVentures, GP, LLC (“Alpine BioVentures”);

3.	Dr. Mitchell H. Gold, M.D. (“Dr. Gold”); and

4.	Dr. Jay Venkatesan, M.D. (“Dr. Venkatesan”).

This Schedule 13D relates to Shares held by Alpine Immunosciences, which is principally engaged in the business of making investments. Alpine BioVentures is the general partner of Alpine Immunosciences. Dr. Gold and Dr. Venkatesan are the Managing Partners of Alpine BioVentures and limited partners of Alpine Immunosciences.

The business address of each of Alpine Immunosciences and Alpine BioVentures is 600 Stewart Street, Suite 1503, Seattle, Washington 98101.

The business address of each of Dr. Gold and Dr. Venkatesan is 188 East Blaine Street, Suite 200, Seattle, Washington 98102.

Alpine Immunosciences is a Delaware limited partnership; Alpine BioVentures is a Delaware limited liability company. Each of Dr. Gold and Venkatesan are citizens of the United States of America.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 02083G100	SCHEDULE 13D	Page 7 of 14 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Prior to the Merger (defined and described in Item 4), Alpine Immunosciences held shares of common stock of Old Alpine (defined in Item 4), which had been acquired over several years through various means. In addition, prior to the Merger, on April 18, 2017, Alpine Immunosciences, together with other Old Alpine stockholders, entered into a Subscription Agreement with Old Alpine (the “Subscription Agreement”), pursuant to which Alpine Immunosciences agreed to purchase 520,045 shares of Old Alpine common stock at a price of $6.327 per Old Alpine share immediately prior to the consummation of the Merger, for a total of approximately $3,290,324.72 (the “Financing”). The closing of the Merger was conditioned upon the closing of the Financing. As a result of the foregoing, immediately prior to consummation of the Merger, Alpine Immunosciences beneficially owned 7,655,276 shares of Old Alpine common stock. The description contained herein of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the form of the document, which is attached as Exhibit B to this Schedule 13D and is incorporated by reference herein.

As a result of the Merger, based on the exchange rate of 0.4969 Shares for each share of Old Alpine common stock (the “Exchange Ratio”), Alpine Immunosciences received an aggregate of 3,803,906 Shares in exchange for its shares of Old Alpine common stock.

All fractional Shares were paid in cash.

The source of funds for the foregoing purchases came from the working capital of Alpine Immunosciences.

In addition, prior to the Merger, each of Dr. Gold and Dr. Venkatesan held shares of common stock of Old Alpine, which had been acquired over several years through various means, and options to acquire shares of common stock of Old Alpine, which had been granted under the Alpine Plan (defined in Item 4). Prior to the Merger, Dr. Gold beneficially owned 196,875 shares of Old Alpine common stock, including options to acquire 1,128,564 shares of Old Alpine common stock, and Dr. Venkatesan beneficially owned 118,750 shares of Old Alpine common stock, including options to acquire 181,250 shares of Old Alpine common stock.

Immediately after the Merger, after giving effect to the Exchange Ratio: (i) Dr. Gold’s options to purchase 605,000 shares of Old Alpine’s common stock granted in March 2017 (“March 2017 Options”) converted into options to purchase 300,624 Shares; (ii) of Dr. Gold’s options to purchase 300,000 shares of Old Alpine’s common stock granted in December 2015 (“December 2015 Options”), the 196,875 December 2015 options which were exercised prior to the Merger were converted into an aggregate of 97,827 Shares, and the 103,125 December 2015 Options which were outstanding immediately prior to the Merger were converted into options to purchase 51,242 Shares; and (iii) Dr. Gold’s options to purchase 420,439 shares of Old Alpine’s common stock granted in April 2017 (“April 2017 Options”) converted into options to purchase 208,916 Shares. Subsequent to the Merger, Dr. Gold was granted options to purchase 70,000 Shares in January 2018 (“January 2018 Options”), options to purchase 200,000 Shares in February 2019 (“February 2019 Options”), options to purchase 270,000 shares in January 2020 (“January 2020 Options”) and restricted stock units constituting the right to receive 67,569 shares in January 2020, of which 33,784 of such restricted stock units vested on June 30, 2020 with 8,227 of such vested restricted stock units being withheld by the Company to satisfy its tax withholding obligations in connection with the net settlement of such restricted stock units (“January 2020 RSUs”). Each of the March 2017 Options, December 2015 Options, April 2017 Options, January 2018 Options, February 2019 Options, January 2020 Options and the January 2020 RSUs are subject generally to Dr. Gold’s continued employment as the Company’s Executive Chairman and Chief Executive Officer and certain change of control provisions.

CUSIP No. 02083G100	SCHEDULE 13D	Page 8 of 14 Pages

Also immediately after the Merger, after giving effect to the Exchange Ratio, of Dr. Venkatesan’s options to purchase 300,000 shares of Old Alpine’s common stock granted in December 2015: (i) the 118,750 of which options were exercised prior to the Merger were converted into an aggregate of 59,005 Shares; and (ii) the 181,250 of which options were outstanding immediately prior to the Merger were converted into options to purchase 90,063 Shares. Subsequent to the Merger, Dr. Venkatesan was granted options to purchase 25,000 Shares in January 2018 (“Venkatesan January 2018 Options”), options to purchase 7,650 Shares in January 2019 (“Venkatesan January 2019 Options”) and options to purchase 7,650 Shares in January 2020 (“Venkatesan January 2020 Options”). All options held by Dr. Venkatesan are subject generally to his continued service as a member of the Company’s Board (defined in Item 4) and certain change of control provisions.

The source of funds for the purchases by Dr. Gold came from the personal funds of Dr. Gold, and the source of funds for the purchases by Dr. Venkatesan came from the personal funds of Dr. Venkatesan.

On January 15, 2019, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with Alpine Immunosciences and certain other institutional investors (the “Transaction”). Pursuant to the terms of the Purchase Agreement, the Company agreed to issue and sell Units to Alpine Immunosciences in a private placement, at $5.37 per unit, with each unit consisting of one Share and a warrant to purchase 0.39 of a Share (each, a “Unit”). Alpine Immunosciences purchased 190,875 Units. In connection with the entry into the Purchase Agreement, Alpine Immunosciences and the other investors entered into a Registration Rights Agreement with the Company relating to the Company’s obligations to prepare and file a resale registration statement with the SEC relating to the Shares issued in the Transaction, including Shares issuable upon the exercise of the warrants. The descriptions contained herein of the Purchase Agreement, Registration Rights Agreement and the warrants do not purport to be complete and are qualified in their entirety by reference to the forms of the documents, which are attached as Exhibits E, F and G, respectively, to this Schedule 13D and are incorporated by reference herein.

A total of $1,024,998.75 was paid to acquire the Units by Alpine Immunosciences in connection with the Purchase Agreement. The source of the funds for the acquisition by Alpine Immunosciences was working capital. No part of the purchase price was borrowed by Alpine Immunosciences for the purpose of acquiring any securities discussed in this Item 3.

On July 24, 2020, the Company entered into a securities purchase agreement (the “2020 Purchase Agreement”) for a private placement (the “2020 Private Placement”) with a select group of institutional investors. Pursuant to the 2020 Purchase Agreement, the investors agreed to purchase (a) 5,139,610 units representing (i) 5,139,610 Shares and (ii) warrants to purchase up to that number of additional shares of common stock equal to 30% of the number of Shares respectively purchased by each investor (rounded down to the nearest whole share) (the “Common Stock Warrants”) and (b) 790,710 units representing (i) prefunded warrants to purchase 790,710 Shares (the “Prefunded Warrants”) and (ii) Common Stock Warrants to purchase up to that number of additional shares of common stock equal to 30% of the number of shares of common stock underlying the Prefunded Warrants respectively purchased by each investor (rounded down to the nearest whole share). Alpine Immunosciences, Alpine BioVentures, Dr. Gold and Dr. Venkatesan did not purchase any securities in the 2020 Private Placement.

On December 22, 2020, Alpine Immunosciences effected a distribution of 993,801 Shares to its limited partners on a pro rata basis for no consideration (the “December 2020 Distribution”). As a result of the December 2020 Distribution, Dr. Gold received 260,528 Shares and Dr. Venkatesan received 181,024 Shares.

CUSIP No. 02083G100	SCHEDULE 13D	Page 9 of 14 Pages

Item 4.	PURPOSE OF TRANSACTION

On July 24, 2017, the Company (which was formerly known as Nivalis Therapeutics, Inc.) completed a business combination with what was then known as Alpine Immune Sciences, Inc. and currently known as AIS Operating Co., Inc. (“Old Alpine”) in accordance with the terms of the Agreement and Plan of Merger and Reorganization, dated as of April 18, 2017, by and among the Company, Nautilus Merger Sub, Inc. (“Merger Sub”), and Old Alpine (the “Merger Agreement”), pursuant to which Merger Sub merged with and into Old Alpine, with Old Alpine surviving as a wholly owned subsidiary of the Company (the “Merger”).

On July 24, 2017, in connection with, and prior to the completion of, the Merger, the Company effected a 1-for-4 reverse stock split (the “Reverse Stock Split”). Also on July 24, 2017, immediately after completion of the Merger, the Company changed its name to “Alpine Immune Sciences, Inc.”

Under the terms of the Merger Agreement, the Company issued Shares to Old Alpine’s stockholders, including Alpine Immunosciences, Dr. Gold and Dr. Venkatesan, at the Exchange Ratio and after taking into account the Reverse Stock Split, for each share of Old Alpine common stock outstanding immediately prior to the Merger. The Company also assumed all of the stock options outstanding under the Old Alpine Amended and Restated 2015 Stock Plan, as amended (the “Old Alpine Plan”), including those held by Dr. Gold and Dr. Venkatesan, with such stock options henceforth representing the right to purchase a number of Shares equal to the Exchange Ratio multiplied by the number of shares of Old Alpine common stock previously represented by such options. The Company also assumed the Old Alpine Plan.

On July 24, 2017, effective as of the effective time of the Merger: (i) each of Dr. Gold and Dr. Venkatesan were appointed to the Company’s board of directors (the “Board”) with an initial term that expired at the Company’s 2020 annual meeting of stockholders (each of Dr. Gold and Dr. Venkatesan were elected to serve an additional three-year term on the Board at the Company’s 2020 annual meeting of stockholders); (ii) the Board appointed Dr. Gold as the Executive Chairman of the Board and the Company’s Chief Executive Officer and Assistant Secretary; and (iii) the Board appointed Dr. Venkatesan as the Company’s President. Dr. Gold served as Old Alpine’s acting Chief Executive Officer since June 2016 and has served as Executive Chairman and as a member of Old Alpine’s board of directors since January 2015. Dr. Venkatesan served as Old Alpine’s Chief Executive Officer from November 2015 to June 2016 before transitioning to Old Alpine’s President in June 2016. Dr. Venkatesan has served as a member of Old Alpine’s board of directors since November 2015. Effective as of August 6, 2018, Dr. Venkatesan ceased to serve as the Company’s President, but continues to serve as a member of the Board.

The Reporting Persons acquired the Shares and the Units for investment purposes, and such purchases have been made in the Reporting Persons’ ordinary course of business. The Reporting Persons expect to review from time to time their investment in the Company and may, depending on the market and other conditions: (i) purchase additional Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise and (ii) sell all or a portion of the Shares, options or related derivatives now beneficially owned or hereafter acquired by them.

Also, consistent with their investment intent, the Reporting Persons may engage in communications with, without limitation, one or more stockholders of the Company, one or more officers of the Company and/or one or more members of the Board regarding the Company, including but not limited to its operations, governance and control.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

CUSIP No. 02083G100	SCHEDULE 13D	Page 10 of 14 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)

As of December 22, 2020, Alpine Immunosciences may be deemed to directly beneficially own 3,075,421 Shares, including 74,441 Shares issuable upon the exercise of warrants, representing approximately 12.9% of the outstanding Shares.

As of December 22, 2020, Alpine BioVentures may be deemed to indirectly beneficially own 3,075,421 Shares, including 74,441 Shares issuable upon the exercise of warrants, directly beneficially owned by Alpine Immunosciences, representing approximately 12.9% of the outstanding Shares.

As of December 22, 2020, Dr. Gold, may be deemed to beneficially own 4,212,608 Shares, including shares of common stock issuable pursuant to vesting of restricted stock units within 60 days of December 22, 2020 and stock options vested and exercisable within 60 days of December 22, 2020, representing approximately 17.1% of the outstanding Shares. These Shares are held as follows:

A.	3,075,421 Shares held directly by Alpine Immunosciences;

B.	287,377 Shares held directly by Dr. Gold;

C.	782,240 Shares that Dr. Gold has the right to acquire upon the exercise of stock options, including:

a.	51,242 Shares obtainable upon exercise of the December 2015 Options with an exercise price of $0.45 per share and an expiration of December 15, 2025;

b.	300,624 Shares obtainable upon exercise of the March 2017 Options with an exercise price of $0.65 per share and an expiration of March 13, 2027;

c.	208,916 Shares obtainable upon exercise of the April 2017 Options with an exercise price of $5.02 per share and an expiration of April 11, 2027;

d.	53,958 Shares obtainable upon exercise of the January 2018 Options with an exercise price of $11.31 per share and an expiration of January 1, 2028;

e.	100,000 Shares obtainable upon exercise of the February 2019 Options with an exercise price of $6.51 per share and an expiration of February 5, 2029; and

f.	67,500 Shares obtainable upon exercise of the January 2020 Options with an exercise price of $3.23 per share and an expiration of January 22, 2030;

D.	33,785 Shares that Dr. Gold has the right to acquire upon the vesting of the January 2020 RSUs.

As of December 22, 2020, Dr. Venkatesan may be deemed to beneficially own 3,440,083 Shares, including shares of common stock issuable pursuant to stock options vested and exercisable within 60 days of December 22, 2020, representing approximately 14.3% of the outstanding Shares. These Shares are held as follows:

A.	3,075,421 Shares held directly by Alpine Immunosciences;

CUSIP No. 02083G100	SCHEDULE 13D	Page 11 of 14 Pages

B.	202,763 Shares held directly by Dr. Venkatesan;

C.	37,266 Shares held in trust for the benefit of Dr. Venkatesan’s children and over which Dr. Venkatesan disclaims beneficial ownership pursuant to Rule 13d-4 under the Exchange Act; and

D.	124,633 Shares that Dr. Venkatesan has the right to acquire upon the exercise of stock options, including:

a.	90,063 Shares obtainable upon exercise of his December 2015 Options with an exercise price of $0.45 per share and an expiration of December 15, 2025;

b.	19,270 Shares obtainable upon exercise of the Venkatesan January 2018 Options with an exercise price of $11.31 per share and an expiration of January 1, 2028;

c.	7,650 Shares obtainable upon exercise of the Venkatesan January 2019 Options with an exercise price of $4.09 per share and an expiration of January 1, 2029; and

d.	7,650 Shares obtainable upon exercise of the Venkatesan January 2020 Options with an exercise price of $3.6233 and an expiration of January 1, 2030.

The foregoing beneficial ownership percentage is based on 23,803,183 Shares outstanding as of November 5, 2020, as reported in the Company’s Quarterly Report on Form 10-Q, filed with the SEC on November 12, 2020.

(b)	Alpine Immunosciences (as of December 22, 2020)
	(i) Sole power to vote or direct the vote:	0
	(ii) Shared power to vote or direct the vote:	3,075,421
	(iii) Sole power to dispose or direct the disposition of:	0
	(iv) Shared power to dispose or direct the disposition of:	3,075,421
	Alpine BioVentures (as of December 22, 2020)
	(i) Sole power to vote or direct the vote:	0
	(ii) Shared power to vote or direct the vote:	3,075,421
	(iii) Sole power to dispose or direct the disposition of:	0
	(iv) Shared power to dispose or direct the disposition of:	3,075,421
	Dr. Gold (as of December 22, 2020)
	(i) Sole power to vote or direct the vote:	1,137,187
	(ii) Shared power to vote or direct the vote:	3,075,421
	(iii) Sole power to dispose or direct the disposition of:	1,137,187
	(iv) Shared power to dispose or direct the disposition of:	3,075,421
	Dr. Venkatesan (as of December 22, 2020)
	(i) Sole power to vote or direct the vote:	327,396
	(ii) Shared power to vote or direct the vote:	3,112,687
	(iii) Sole power to dispose or direct the disposition of:	327,396
	(iv) Shared power to dispose or direct the disposition of:	3,112,687

CUSIP No. 02083G100	SCHEDULE 13D	Page 12 of 14 Pages

(c)	The response to Item 3 of this Schedule 13D is incorporated by reference herein.

(d)

Certain individuals identified in Item 4 and certain beneficiaries to the trusts described in Item 4 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain of the Shares reported herein.

(e)	This Item 5(e) is not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The response to Items 3 and 4 of this Schedule 13D are incorporated by reference herein.

Each of Alpine Immunosciences, Dr. Gold and Dr. Venkatesan entered into a lock-up agreement, pursuant to which each agreed, except in limited circumstances, not to sell or transfer, or engage in swap or similar transactions with respect to, the Shares, including, as applicable, Shares received in the Merger and issuable upon exercise of certain warrants and options, for a period of 180 days following the completion of the Merger (the “Merger Lock-Up Agreements”). The restrictions imposed by the Merger Lock-up Agreements expired in January 2018.

In addition, each of Dr. Gold and Dr. Venkatesan entered into an indemnification agreement with the Company on July 24, 2017 immediately following the Merger (the “Indemnification Agreements”).

In connection with the Transaction, each of Dr. Gold and Dr. Venkatesan entered into a lock-up agreement, pursuant to which each agreed, except in limited circumstances, not to sell or transfer, or engage in swap or similar transactions with respect to, the Shares, including, as applicable, Shares purchased in connection with the Purchase Agreement, until the earlier of (i) 180 days following the closing of the Transaction and (ii) 30 days following the date of effectiveness of the registration statement registering the resale of the Shares acquired in connection with the Purchase Agreement (the “Purchase Agreement Lock-Up Agreements”, and together with the Merger Lock-Up Agreements, the “Prior Lock-Up Agreements”). The lock-up restrictions in the Prior Lock-Up Agreements have expired.

In connection with the 2020 Private Placement, each of Dr. Gold and Dr. Venkatesan entered into a new lock-up agreement, pursuant to which each agreed, except in limited circumstances, not to sell or transfer, or engage in swap or similar transactions with respect to the Shares, until 90 days following the date of the 2020 Purchase Agreement (the “2020 Lock-Up Agreements,” and together with the Prior Lock-Up Agreements, the “Lock-Up Agreements”). The lock-up restrictions in the Lock-Up Agreements have expired.

The descriptions contained herein of the Lock-Up Agreements and the Indemnification Agreements do not purport to be complete and are qualified in their entirety by reference to the form of such documents, which are attached as Exhibits C-1, C-2, C-3 and D, respectively, to this Schedule 13D and are incorporated by reference herein.

Except as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Statement or between such persons and any other person with respect to any securities of the Issuer.

CUSIP No. 02083G100	SCHEDULE 13D	Page 13 of 14 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A*:	Joint Filing Agreement

Exhibit B*:	Form of Subscription Agreement (incorporated by reference to Exhibit D to the Merger Agreement filed as Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC on April 18, 2017)

Exhibit C-1*:	Form of Merger Lock-Up Agreement (incorporated by reference to Exhibit C to the Schedule 13D filed with the SEC on August 3, 2017)

Exhibit C-2*:	Form of Purchase Agreement Lock-Up Agreement (incorporated by reference to Exhibit I to the Purchase Agreement filed as Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on January 16, 2019)

Exhibit C-3*:	Form of 2020 Lock-Up Agreement (incorporated by reference to Exhibit I to the 2020 Purchase Agreement filed as Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on July 24, 2020)

Exhibit D*:	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.18 to the Form S-1 filed with the SEC on May 13, 2015)

Exhibit E*:	Securities Purchase Agreement, dated January 15, 2019, by and among the Company and the Purchasers (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on January 16, 2019)

Exhibit F*:	Registration Rights Agreement, dated January 15, 2019, by and among the Company and the Purchasers (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on January 16, 2019)

Exhibit G*:	Form of Warrant (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC on January 16, 2019)

*	Previously filed.

CUSIP No. 02083G100	SCHEDULE 13D	Page 14 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 22, 2020

ALPINE IMMUNOSCIENCES, L.P.
By: Alpine BioVentures, GP, LLC, its general partner

By:	/s/ Mitchell H. Gold
Name:	Mitchell H. Gold
Title:	Manager

ALPINE BIOVENTURES, GP, LLC

By:	/s/ Mitchell H. Gold
Name:	Mitchell H. Gold
Title:	Manager

MITCHELL H. GOLD

/s/ Mitchell H. Gold

JAY VENKATESAN

/s/ Jay Venkatesan